                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 13D/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                      Kafus Environmental Industries Ltd.
     --------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, without par value
     --------------------------------------------------------------------
                        (Title of Class of Securities)

                                  482910 10 6
                            ----------------------
                                (CUSIP Number)

                Julia Heintz Murray, General Counsel - Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                             Houston, Texas 77002
                                (713) 853-4794
     --------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                August 21, 1998
     --------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------
CUSIP NO. 482910 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron Capital & Trade Resources Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               10,276,652
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            10,276,652
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      10,276,652
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.54
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------
CUSIP NO. 482910 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron  Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Oregon
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               10,276,652
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            10,276,652
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      10,276,652
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.54
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, without par value (the "Common Stock"), of Kafus Environmental Industries Ltd., a British Columbia corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Suite 706, 1155 Robson Street, Vancouver, British Columbia, Canada V6E 1B5.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is being filed by Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), and by Enron Corp., an Oregon corporation ("Enron"). ECT is a wholly owned subsidiary of Enron and is engaged primarily in the business of purchasing natural gas, gas liquids and power through a variety of contractual arrangements and marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end-users. ECT also provides risk management services. Enron is an integrated natural gas company that engages, primarily through subsidiaries, in the gathering, transportation and wholesale marketing of natural gas, the exploration for and the production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, the production and sale of cogenerated electricity and steam and the purchasing and marketing of long-term energy-related commitments. ECT and Enron are referred to herein as the "Reporting Entities."

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 21, 1998, ECT acquired a convertible promissory note (the "New Note") in the principal amount of up to U.S. $12.5 million; the source of the funds advanced was working capital of ECT. In the event the New Note is not repaid at maturity (February 18, 2000), the principal and interest under the New Note is convertible at ECT's option into shares of Common Stock of the Issuer at a conversion price of U.S.$4.00 per share, subject to certain anti-dilution adjustments. ECT also acquired warrants to purchase up to a total of 1,545,000 shares of Common Stock (collectively, the "New Warrants"), all of which warrants expire on July 31, 2008, subject to earlier expiration upon the occurrence of certain events in the case of 750,000 of the New Warrants. Of the New Warrants (a) warrants to purchase 750,000 shares are currently exercisable at $4.00 per share; (b) warrants to purchase 545,000 shares are exercisable at $4.00 per share (commencing January 19, 2000); and (c) warrants to purchase 250,000 shares are exercisable at an exercise price between $3.50 and $4.00 (commencing April 30, 1999).

ITEM 4.   PURPOSE OF TRANSACTION.

     The transactions described in Item 3. above occurred as a result of negotiations with the Issuer. The Securities purchased by ECT were acquired for investment purposes. ECT intends to review its investment in the Issuer on an ongoing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to ECT, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

     Other than as described above, neither of the Reporting Entities, nor, to their knowledge, any person listed on Schedule I hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs
(a) - (j) of Item 4. of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     ECT beneficially owns and has the power to vote and dispose of 10,276,652 shares of Common Stock, representing approximately 29.54% of the shares of Common Stock outstanding (determined in accordance with Rule 13d-3). The shares beneficially owned consist of shares of Common Stock (including 481,652 shares of Common Stock paid or payable to ECT as dividends on Series I Preference Shares held by ECT, which have been previously reported), shares of Common Stock issuable upon conversion or exercise of the previously reported Series I Preference Shares and Warrants, and shares of Common Stock issuable upon exercise of the all currently exercisable Warrants.

     Except as described herein, neither of the Reporting Entities, nor, to their knowledge, any of the persons named in Schedule I hereto, has effected any transactions in the Common1 Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Issuer and ECT entered into a Registration Rights Agreement dated August 21, 1998, obligating the Issuer to file a Registration Statement with the Securities and Exchange Commission with respect to all shares of Common Stock held by or issuable to ECT in connection with the transactions described above.

     In July 1997, ECT granted to the Issuer an option to purchase up to 5,000 Preference Shares held by ECT prior to January 16, 1998 at a cash purchase price of $1,200 per share. That option expired unexercised. On August 21, ECT executed a comparable option in favor of Samarac Corporation, the holder of a majority of the outstanding Common Stock of the Issuer, which expires July 16, 2000. The option may be exercised only if the trade weighted average of prices for the Common Stock during a period of 30 consecutive days exceeds $7.00 per share and the Common Stock is listed on a U.S. national securities exchange or the NASDAQ National Market.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

1.   Securities Purchase Agreement dated August 18, 1998.

2.   Convertible Promissory Note dated August 18, 1998.

3.   Warrants for Shares of Common Stock (4).

4.   Registraton Rights Agreement dated August 18, 1998.

5.   Waiver And Amendment Agreement dated August 18, 1998.

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


September 4, 1998                  ENRON CAPITAL & TRADE RESOURCES CORP.

                                   By: /s/ Peggy B. Menchaca
                                      ___________________________________
                                       Peggy B. Menchaca
                                       Vice President and Secretary


                                   ENRON CORP.

                                   By: /s/ Peggy B. Menchaca
                                      ___________________________________
                                       Peggy B. Menchaca
                                       Vice President and Secretary